Form 51-102F4
Business Acquisition Report

Western Copper Corporation
(The Company)

Identity of the Company

Name and Address of the Company

Western Copper Corporation’s head office is located at Suite 2050 – 1111 West Georgia Street, Vancouver, British Columbia, V6E 4M3.

Executive Officer

For additional information regarding any information contained in this Form 51-102F4, please contact F. Dale Corman, Co-Chairman and Chief Executive Officer of the Company, at (604) 684-9497.

Details of the Acquisition

Nature of Business Acquired

Lumina Resources Corp. (Lumina) was incorporated on February 28, 2005, pursuant to the Business Corporations Act of British Columbia and was inactive until May 19, 2005. On this date, Lumina Copper Corp. completed a reorganization by way of a statutory plan of arrangement, and restructured into four separate companies – the existing company, which changed its name to Regalito Copper Corp., and three other new companies. Lumina was one of the three new companies formed under the reorganization.

Lumina is engaged in the identification, acquisition, exploration, and development of mineral resources and is considered to be in the exploration stage. Lumina owns the rights to three copper and gold properties located in Canada: Hushamu, Redstone, and Casino.

Further disclosure regarding Lumina and its assets is contained in the Lumina financial statements enclosed. See Schedule A and Schedule B.

Date of Acquisition

The date of the acquisition used for accounting purposes is November 30, 2006, being the date of closing of the Plan of Arrangement (defined as the filing date stamped on the Notice of Articles of the amalgamated company resulting from the Amalgamation referred to in the Plan of Arrangement).

Consideration

The Company acquired 100% of the issued and outstanding shares of Lumina. In exchange, Lumina shareholders received one common share of the Company for each share of Lumina common share held at the time of acquisition. In addition, each outstanding Lumina stock option was exchanged for a Western stock option. The stock option terms were unchanged.

The value of the 21,301,442 common shares issued to Lumina shareholders as a result of the transaction is $28,756,947, using the closing price of the common shares of the Company on the Toronto Stock Exchange on November 30, 2006. The value assigned to the 1,185,000 stock options granted by the Company to Lumina shareholders using the Black-Scholes option pricing model is $1,390,450. Including the $343,620 in transaction costs, consideration paid by the Company relating to the acquisition totals $30,491,017.

Effect on Financial Position

The effect of the acquisition on the Company’s financial position and results of operations is outlined in the Company’s pro forma consolidated financial statements, which are attached to this Report. This includes an allocation of the net assets acquired from Lumina as if the transaction occurred on September 30, 2006. The value of the net assets and their allocation is preliminary and subject to change.

The acquisition of Lumina by the Company increases the number of properties owned by the Company from two to five. The Company will use its resources to maintain its rights to the properties and to further explore and develop the properties. The resources invested in the newly acquired properties may be material.

The Company is not planning or proposing any material changes to its business or affairs as a result of the acquisition of Lumina. The Company will continue to be engaged in the identification, acquisition, exploration, and development of mineral resources.

Prior Valuations

Not Applicable.

Parties to the Transaction

The acquisition of Lumina by the Company was not with an informed person, associate or affiliate of the Company.

Date of the Report

February 2, 2007

Financial Statements

The financial statements and other information required by Part 8 of National Instrument 51-102 are attached hereto and form a part hereof:

1.	Audited financial statements of Lumina as at and for the years ended March 31, 2006 and 2005, together with the notes thereto and the auditors’ report thereon (Schedule A);

2.	Unaudited interim financial statements of Lumina for the six months period ended September 30, 2006 and 2005 and the notes thereto (Schedule B);

3.

The Company’s pro forma consolidated financial statements, which include (a) the pro forma consolidated balance sheet as at September 30, 2006, (b) pro forma consolidated statements of loss for the nine month period ended September 30, 2006 and for the year ended December 31, 2005 (including pro forma loss per share), and (c) the notes in respect of such consolidated pro forma financial statements (Schedule C).